United States
Securities and Exchange Commission
Washington, DC 20549

Form 12b-25

Notification of Late Filing

SEC FILE NUMBER 001-35755

CUSIP NUMBER G8477B113

(Check One):	☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I - Registrant Information

Delta Technology Holdings Limited
Full Name of Registrant

CIS Acquisition Ltd.
Former Name if Applicable

16 Kaifa Avenue
Address of Principal Executive Office (Street and Number)

Danyang, Jiangsu, China 212300
City, State and Zip Code

Part II – Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 20-F for the relevant fiscal year has imposed time constraints that have rendered timely filing of the Form 20-F impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such annual report no later than fifteen days after its original due date.

Part IV – Other Information

(1) Name and telephone number of person to contact in regard to this notification

Xin Chao	+86 511	8673-3102
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒            No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒            No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to have a net loss for the fiscal year ended June 30, 2016 primarily due to the significant decrease in sales revenue of more than 60% during the year as compared to the fiscal year 2015. The decreased sales were mainly due to the current economy of PRC and lower demand of the products. As it is still in the process of finalizing the financial statements, the Company is not able to provide a reasonable estimate of results at this time.

Delta Technology Holdings Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	October 31, 2016	By:	/s/ Xin Chao
Xin Chao, Chief Executive Officer